Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION

Wright Express Financial Services	Utah (a Utah industrial corporation)
Corporation

Wright Express Canada, Inc.	Ontario, Canada

Wright Express Fueling Solutions, Inc.	Delaware

Wright Express UK Limited	England and Wales (United Kingdom)